20010256

SEC Mail Processing Section FEB 25 2020 Washington DC 416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

833 East Michigan Street, Suite 1420
(No. and Street)

Milwaukee	Wisconsin	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bridget Spaulding 414-278-1120
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jendrach Accounting and Professional Services, LLC
(Name – *if individual, state last, first, middle name*)

4811 South 76th Street, Suite 415	Greenfield	Wisconsin	53220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.G.

MMA

OATH OR AFFIRMATION

I, Bridget Spaulding, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GM Securities, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Bridget Spaulding
Signature

Chief Financial Officer
Title

KATHRYN A. LONG NOTARY PUBLIC STATE OF WISCONSIN

Exp: 4-28-2024

Kathryn A. Long
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jendrach Accounting and Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of GM Securities, LLC.
Milwaukee, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GM Securities, LLC as of December 31, 2019, and the related statements of operation, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of GM Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit. In our opinion, the financial statements present fairly, in all material respects, the financial position of GM Securities, LLC as of December 31, 2019, and the result of its operations and its cash flow for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GM Securities, LLC's management. Our responsibility is to express an opinion on GM Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to GM Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 have been subjected to audit procedures performed in conjunction with the audit of GM Securities, LLC's financial statements. The supplemental information is the responsibility of GM Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as GM Securities, LLC's auditor since 2015.

Jendrach Accounting & Professional Services, LLC

Jendrach Accounting & Professional Services, LLC
Greenfield, Wisconsin
February 5, 2020

GM Securities, LLC
Statement of Financial Condition
For the Year Ended December 31, 2019

ASSETS		
Current Assets:		
Cash and Equivalents	$	333,618
Prepaid Assets	$	2,708
Total Assets	**$**	**336,326**
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Current Liabilities	$	20,542
Equity:		
Members' Contributions	$	55,000
Retained Earnings	$	260,784
Total Liabilities and Members' Equity	**$**	**336,326**

The accompanying notes to financial statements are an integral part of these statements.

GM Securities, LLC
Statement of Operations
For the Year Ended December 31, 2019

Income:		
Consulting Billings	$	7,344,000
Interest Income	$	18,322
Total Income	**$**	**7,362,322**
Operating Expenses:		
Compensation Expense	$	3,388,520
Fees paid to Affiliates	$	859,716
Fees paid to Third Parties	$	6,534
Occupancy and Equipment	$	94,800
Regulatory Fees	$	24,730
Professional Service Fees	$	159,515
	$	**4,533,815**
Net Income	**$**	**2,828,507**

The accompanying notes to financial statements are an integral part of these statements.

GM Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2019

Beginning Equity balance as of 1/1/2019	$	307,277
Net Income as of 12/31/2019	$	**2,828,507**
Changes in Equity		
Capital Distributions	$	(2,820,000)
Ending Equity balance as of 12/31/2018	**$**	**315,784**

The accompanying notes to financial statements are an integral part of these statements.

GM Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flow from Operating Activities			
Net Income		**$**	**2,828,507**
Add:	Depreciation and Amortization	$	-
Add:	Changes in Non-Cash Current Assets	$	(1,399)
Add:	Changes in Liabilities	$	(12,279)
Net Cash Flow from Operating Activities		**$**	**2,814,829**
Cash Flow from Financing Activities			
Add:	Capital Distributions	$	(2,820,000)
Net Cash Flow from Financing Activities		**$**	**(2,820,000)**
Net Cash Decrease, 1/1/2019 - 12/31/2019		**$**	**(5,171)**
Cash Balance at 1/1/2019		$	338,789
Ending Cash Balance at 12/31/2019		$	333,618
Change in Cash for the Year Ended 12/31/2019		$	(5,171)

The accompanying notes to financial statements are an integral part of these statements.

GM Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2019

1. **Company Description**

GM Securities, LLC ("Company") is a Wisconsin limited liability company organized effective January 31, 2014. Its predecessor was Minot Partners, LLC, a Wisconsin corporation that was organized on June 24, 2010. Minot Partners, LLC became a member of the Financial Industry Regulatory Authority (FINRA) in March 2011. Minot Partners' Form BD was amended with FINRA in January 2014 to reflect the name change to GM Securities, LLC. The Company limits its business to private placement of securities and mergers and acquisitions advisory services. It does not hold funds or securities for, or owe money or securities to, customers.

2. **Summary of Significant Accounting Policies**

Cash and Equivalents

Cash and Equivalents consist of the Company's checking and money market accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized when earned.

Income Taxes

The Company was formed as a limited liability company (LLC). Income taxes due on the taxable income of a LLC are the responsibility of the members.

The Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. Management has evaluated its tax positions and has determined that no reserves for uncertain tax positions were required to have been recorded.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through February 5, 2020, the date the financial statements were available to be distributed. There were no subsequent events that required recognition or disclosure.

3. **Related-Party Activities**

The Company has an Expense Sharing Agreement ("Agreement") with Grace Matthews, Inc. which was executed on January 28, 2014. Through this Agreement, the Company reimburses Grace Matthews, Inc. for certain services. Total reimbursements for the year ending December 31, 2019 were $4,248,236.

4. The Company leases its premises from a related party through a sublease. Rent expense for the year ended December 31, 2019 was $94,800. The rent agreement for the current office space was signed on March 23, 2016. The amended sublease was dated January 29, 2019.

5. **Filing Requirements**

There were no liabilities subordinated to claims of creditors during the period ended December 31, 2019. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

6. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital and required net capital were $307,060 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.0669 to 1.

GM Securities, LLC
Net Capital Computation
December 31, 2019

GAAP Equity	$	315,784
Plus: Qualified Subordinated Liability and Credits	$	-
Less: Non-Allowable Assets	$	2,708
Less: Haircuts on Securities (2% Money Market Balance)	$	6,016
Net Capital	$	**307,060**
Net Capital Requirement	$	5,000
Excess Net Capital	$	**302,060**
Net Capital Less Greater of 10% of AI* or 120% of Net Capital Requirement	$	301,060

Computation of Aggregate Indebtedness to Net Capital:

Total Liabilities	$	20,542
Ratio of Aggregate Indebtedness to Net Capital		**0.0669**

Computation for Determination of the Reserve Requirements Under Rule 15c3-3:
GM Securities, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements under Rule 15c3-3:
GM Securities, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

Jendrach Accounting and Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of GM Securities, LLC
Milwaukee, Wisconsin

We have reviewed management's statements, included in the accompanying GM Securities, LLC, in which GM Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which GM Securities, LLC. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and GM Securities, LLC. stated that GM Securities, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception. GM Securities, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GM Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jendrach Accounting & Professional Services, LLC.

Jendrach Accounting & Professional Services, LLC
February 5, 2020
Greenfield, Wisconsin

Jendrach Accounting and Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Members of GM Securities, LLC.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2019, which were agreed to by GM Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating GM Securities, LLC's compliance with the applicable instructions of Form SIPC-7. GM Securities, LLC's management is responsible for GM Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (SIPC -6 and SIPC -7), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2019, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jendrach Accounting & Professional Services, LLC

Greenfield, Wisconsin
February 5, 2020

Grace Matthews
GM Securities, LLC

833 East Michigan Street, Suite 1420
Milwaukee, WI 53202
Phone: 414-278-1120
Fax: 414-278-1119
gracematthews.com

February 5, 2020

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- GM Securities, LLC is a broker/dealer registered with the SEC and FINRA
- GM Securities, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2019
- GM Securities, LLC is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k)(2)(i)) of the Rule as follows:

  As GM Securities, LLC's business is limited to private placement of securities and mergers and acquisitions advisory services, it does not hold funds or securities for, or owe money or securities to, customers.

- GM Securities, LLC has met the identified exemption provisions throughout the most recent fiscal year without exception.
- GM Securities, LLC has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2019.

The above statement is true and correct to the best of my and the Firm's knowledge.

Sincerely,

GM SECURITIES, LLC

Bridget F. Spaulding

Bridget F. Spaulding
Chief Financial Officer